EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION	% OF OWNERSHIP

dj Orthopedics, LLC	Delaware	100%

DJ Orthopedics Capital Corporation	Delaware	100%

dj Orthopedics de Mexico S.A. de C.V.	Mexico	100%

dj Ortho, Canada Inc.	Canada	100%

dj Orthopedics UK Limited	United Kingdom	100%

dj Orthopedics Deutschland GmbH	Germany	100%

dj Orthopedics France S.A.S.	France	100%

dj Orthopedics Development Corporation	Delaware	100%